UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 11)

THE WASHINGTON POST COMPANY
(Name of Company)
Class B Common Stock $1.00 par value	939640 10 8
(Title of class of securities)	(CUSIP number)

Veronica Dillon, Esq.
Vice President, General Counsel and Secretary
The Washington Post Company
1150 15th Street, N.W.
Washington, D.C. 20071
(202) 334-6600

with a copy to:

Ronald Cami, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

(Name, address and telephone number of person authorized to receive notices and communications)
October 26, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   [_].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 939640 10 8                                                                                                                                   Page 2 of 6 Pages

1.	Names of Reporting Person. SS or I.R.S. Identification No. of above person. Donald E. Graham
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds * Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,109,606
	8.	Shared Voting Power 1,144,531
	9.	Sole Dispositive Power 381,141
	10.	Shared Dispositive Power 1,144,531
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,376,027 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.
Percent of Class Represented by Amount in Row (11)
35.5%, the number of shares of Common Stock currently owned by Donald E. Graham (3,376,027) divided by the number of shares of Common Stock reported by the Company as outstanding on October 26, 2007 (9,506,517).

14.	Type of Reporting Person * IN
* (See Instruction Before Filling Out)

CUSIP No. 939640 10 8                                                                                                                                   Page 3 of 6 Pages

This Report relates to the Class B Common Stock, par value $1.00 per share (the “Class B Common Stock”), of The Washington Post Company (the “Company”).  The Report on Schedule 13D filed by Donald E. Graham and Katharine Graham dated March 4, 1977 (the “Original Report”), as amended on February 14, 1983 (“Amendment No. 1”), March 5, 1985 (“Amendment No. 2”), April 16, 1986 (“Amendment No. 3”), January 28, 1987 (“Amendment No. 4”), February 15, 1995 (“Amendment No. 5”), January 27, 1998 (“Amendment No. 6”), March 8, 2001 (“Amendment No. 7”), August 30, 2001 (“Amendment No. 8”) September 21, 2002 (“Amendment No. 9”), and September 12, 2002 (“Amendment No. 10”) is hereby amended and supplemented as set forth below.  The Original Report, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 is hereinafter referred to as “Schedule 13D”.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Schedule 13D.

The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorporated by reference herein.

The amendments to the Schedule 13D are as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby deleted in its entirety and substituted by the following:

Interests of Mr. Graham:

As of October 26, 2007, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 3,376,027 shares of Class B Common Stock of the Company, constituting approximately 35.5% of such shares then outstanding (as determined in accordance with the Rule 13d-3(d)(1) under the Act).  Such beneficial ownership was as set forth in paragraphs (a) through (t) below.  Except as to the extent of:  (A) his shared fiduciary voting and investment power with respect to, and one-quarter beneficial interest in, the shares held in the trusts referred to in paragraph (e) below,  (B) his shared fiduciary voting and investment power with respect to, and beneficial ownership in, the shares held in the trust referred to in paragraph (p) below, (C) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (f), (g), (h), (j), (m), (n), (o), (q), (r) and (s) below, (D) his sole fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraph (i) below, and (E) his sole voting power, under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, May 15, 1996, and July 6, 2006 with respect to the shares referred to in paragraph (k) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (e) through (s).

CUSIP No. 939640 10 8                                                                                                                                   Page 4 of 6 Pages

(a)  300 shares of Class B Common Stock and 339,897 shares of Class A Common Stock, par value $1.00 per share (“Class A Common Stock”), of the Company (Class A Common Stock being convertible share for share into Class B Common Stock) owned by Mr. Graham, as to which he had sole voting and investment power.

(b)  21,644 shares of Class B Common Stock held in a revocable trust for the benefit of Mr. Graham.  Mr. Graham, as settlor, had sole voting and dispositive power with respect to such shares.  Mr. Graham has the right to revoke such trust at any time.

(c)  87,623 shares of Class A Common Stock, and 29,207 Class B Common Stock,  held in a trust for the benefit of Mr. Graham.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Daniel L. Mosley, the other trustee.

(d)  72,000 shares of Class A Common Stock, and 24,000 of Class B Common Stock, held in a trust for the benefit of Mr. Graham.  Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.

(e)  288,000 shares of Class A Common Stock, and 96,000 Class B Common Stock,  held in trusts for the equal benefit of four persons (including Mr. Graham) and their descendants.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with George J. Gillespie III and Elizabeth Graham Weymouth, the other trustees.

(f)  178,125 shares of Class A Common Stock, and 62,350 Class B common Stock,  held in trusts for the benefit of others.  Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.

(g)  40,123 shares of Class A Common Stock, and 13,374 Class B Common Stock,  held in trust for the benefit of another.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Stephen M. Graham, the other trustees.

(h)  46,339 shares of Class B Common Stock held in a charitable trust for the benefit of others.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Theodore Lutz, Martin Cohen, Carol M. Melamed and Lionel W. Neptune, the other trustees.

(i)  20,000 shares of Class B Common Stock held in two trusts for the benefit of others.  Mr. Graham, as trustee, had sole voting and investment power with respect to such shares.

(j)  1,800 shares of Class B Common Stock held in two trusts for the benefit of another.  Mr. Graham, as trustee, shared voting and investment power with respect to such shares with Mary Graham and Mr. Gillespie, the other trustees.

(k)  1,727,765 shares of Class B Common Stock owned by Berkshire Hathaway Inc. or its subsidiaries, as to which Mr. Graham had sole voting power under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, and as extended and amended as of May 15, 1996, and as  extended and amended on July 6, 2006, as more fully described in Item 6 below.

(l)  121,950 shares of Class B Common Stock owned by Mr. Graham’s spouse as to which Mr. Graham disclaims any beneficial ownership.

(m)  5,000 shares of Class B Common Stock held by a trust for the benefit of another.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with William W. Graham and Mr. Gillespie, the other trustees.

CUSIP No. 939640 10 8                                                                                                                                   Page 5 of 6 Pages

(n)  1,800 shares of Class B Common Stock held in trusts for the benefit of two persons.  Mr. Graham, as trustee, shared voting power and investment power with respect to such shares with Mr. Gillespie, the other trustee.

(0)  19,351 shares of Class B Common Stock held by a trust for the benefit of Mr. Graham.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

(p)  58,055 shares of Class A Common Stock held by a trust for the benefit of Mr. Graham.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

(q)  78,889 shares of Class A Common Stock, and 26,235 shares of Class B Common Stock,  held by trusts for the benefit of others.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie and Elizabeth Weymouth, the other trustees for 31,025 shares of Class A Common Stock, and 10,341 shares of Class B Common Stock, and with Mr. Gillespie and Stephen M. Graham, the other trustees for 20,525 shares of Class A Common Stock, and 6,841 shares of Class B Common Stock, and with Mr. Gillespie and William W. Graham, the other trustees for 27,339 shares of Class A Common Stock, and 9,113 shares of Class B Common Stock

(r)  5,400 shares of Class A Common Stock held in trusts for the equal benefit of two persons.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with  Mary Graham and Mr. Gillespie, the other trustees.

(s)  5,400 shares of Class A Common Stock held in trusts for the equal benefit of two persons.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

(t)  5,400 shares of Class A Common Stock owned by Mr. Graham’s spouse as to which Mr. Graham disclaims any beneficial ownership.

Transactions During the Past Sixty Days:

On October 26, 2007, Donald Graham made gifts of Class B Common Stock to Mary Graham, his spouse, totaling 94,300 shares.  Certain of these shares will be held by a charitable trust of which Mary Graham is a trustee.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

The text of item 6 is followed by the following:

The voting agreement dated as of February 25, 1977, as extended and amended on September 13, 1985, May 15, 1996, was further extended on July 6, 2006 (with a termination date (which may be extended) of February 24, 2017).

CUSIP No. 939640 10 8                                                                                                                                   Page 6 of 6 Pages

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Donald E. Graham
Name: Donald E. Graham